EXHIBIT 12.1

The Neiman Marcus Group, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Years Ended
(in thousands, except ratios)	July 31, 2004	August 2, 2003	August 3, 2002 (1)	July 28, 2001	July 29, 2000

Fixed Charges:
Interest on debt	$20,871	$18,686	$20,787	$20,418	$28,145
Amortization of debt discount and expense	220	254	251	247	267
Interest element of rentals	20,823	19,041	17,952	19,008	17,193
Total fixed charges	$41,914	$37,981	$38,990	$39,673	$45,605

Earnings:
Earnings before income taxes, minority interest and change in accounting principle	$329,313	$205,840	$162,244	$178,440	$222,979
Add back:
Fixed charges	41,914	37,981	38,990	39,673	45,605
Amortization of capitalized interest	424	401	312	258	232
Less:
Capitalized interest	(3,036)	(1,425)	(3,116)	(1,954)	(427)
Total earnings	$368,615	$242,797	$198,430	$216,417	$268,389

Ratio of earnings to fixed charges	8.8	6.4	5.1	5.5	5.9

(1)          2002 includes fifty-three weeks of operations while the other years presented consist of fifty-two weeks of operations.